UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 61450/February 1, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13700

_____

In the Matter of

PACIFIC ACQUISITION CORP. (A/K/A          :
 PACIFIC  AQUISITION CORP.),              :
PAN SMAK PIZZA, INC.,                     :
PARKCREST EXPLORATIONS, LTD.              :          ORDER MAKING FINDINGS
 (N/K/A  FOSSIL BAY RESOURCES, LTD.),     :          AND REVOKING
PAYLINE SYSTEMS, INC.,                    :          REGISTRATIONS BY DEFAULT
PENTASTAR COMMUNICATIONS, INC.,           :          AS TO SEVEN RESPONDENTS
PERUVIAN GOLD, LTD.,                      :
PETROMIN RESOURCES, LTD., and             :
PINNACLE PROPERTY GROUP, INC. (N/K/A      :
 ONTUS CORPORATION).                      :

_____

        The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on November 30, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act).  The Commission delivered or attempted to deliver the OIP to Respondents by December 10, 2009, in a manner that complies with Rule 141 of the Commission's Rules of Practice.  When the time for filing Answers had expired, no Answers had been received.  By Order dated January 6, 2010, I required Respondents to show cause why they should not be held in default and why the registrations of their registered securities should not be revoked.  Petromin Resources, Ltd., then submitted a settlement offer which the Commission accepted on January 29, 2010.  The time for filing replies to the Order to Show Cause has expired as to the other seven Respondents, and no replies have been received.  Accordingly, these seven Respondents are in default.  See Rules 155(a) and 220(f) of the Commission's Rules of Practice.  As permitted by Rule of Practice 155(a), the following allegations of the OIP are deemed to be true.

        Pacific Acquisition Corp. (a/k/a Pacific Aquisition Corp.) (Pacific Acquisition) (CIK No. 1112163) is a permanently revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Pacific Acquisition is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB/A registration statement on April 24, 2000, which reported a net loss of $5,332 from March 6 to March 31, 2000.

Pan Smak Pizza, Inc. (Pan Smak) (CIK No. 1009406), is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Pan Smak is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-FR registration statement on February 27, 1996, which reported a net loss of over $1.73 million (Canadian) for the year ended October 31, 1995. On June 24, 1999, the British Columbia Securities Commission (BCSC) issued a cease trade order against the company's stock for failure to make its filings to the BCSC.

Parkcrest Explorations, Ltd. (n/k/a Fossil Bay Resources Ltd.) (Parkcrest) (CIK No. 1052596), is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Parkcrest is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-FR registration statement on June 23, 1998, which reported a net loss of $490,000 (Canadian) for the fiscal year ended September 30, 1997.

Payline Systems, Inc. (Payline) (CIK No. 779628), is a dissolved Oregon corporation located in Portland, Oregon, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Payline is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended April 30, 1994, which reported a net loss of $505,629 for the prior nine months.

PentaStar Communications, Inc. (PentaStar) (CIK No. 1093221), is a void Delaware corporation located in Denver, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). PentaStar is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2001, which reported a net loss of over $2.4 million for the prior nine months. On April 9, 2002, the company announced that it had ceased operations and that all officers and directors had resigned. As of November 23, 2009, the company's stock (symbol PNTA) was traded on the over-the-counter markets.

Peruvian Gold, Ltd. (Peruvian Gold) (CIK No. 1043360), is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Peruvian Gold is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 2001, which reported a loss of $440,000 (Canadian) for the prior twelve months.

Pinnacle Property Group, Inc. (n/k/a Ontus Corporation) (Pinnacle Property) (CIK No. 1107544), is a void Delaware corporation located in Portland, Oregon, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Pinnacle Property is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended November 30, 2001, which reported a net loss of $43,628 since the company's August 17, 1999, inception.

As discussed in more detail above, these seven Respondents are delinquent in their periodic filings with the Commission and have repeatedly failed to meet their obligations to file timely periodic reports. They have also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

As a result of the foregoing, these seven Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of the registered securities of Pacific Acquisition Corp. (a/k/a Pacific Aquisition Corp.), Pan Smak Pizza, Inc., Parkcrest Explorations, Ltd. (n/k/a Fossil Bay Resources Ltd.), Payline Systems, Inc., PentaStar Communications, Inc., Peruvian Gold, Ltd., and Pinnacle Property Group, Inc. (n/k/a Ontus Corporation), are revoked.

_____
James T. Kelly
Administrative Law Judge